EMI

RECEIVED
2004 JUN -8 A 10: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

1st June, 2004.

04035088

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 24th May, 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 26th May, 2004, advising of awards made under the EMI Senior Executive Incentive Plan ("SEIP") by The EMI Group General Employee Benefit Trust ("EBT"), following the satisfaction of performance criteria, to certain participants, including Mr R. C. Faxon, an Executive Director of the Company, and that the Trustee of the EBT had withheld shares in respect of tax liabilities arising from the award made on 26th May, 2004. It was further announced that certain performance and matching awards under the SEIP had lapsed, due to non-achievement of the related performance criteria, for Mr E. L. Nicoli, Mr M. N. Bandier and Mr R. C. Faxon, all Executive Directors of the Company;

(b) an announcement, dated 28th May, 2004, confirming that The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 25th May, 2004, held 48,215,463 shares, being 6.11% of the shares in issue;

(c) an announcement, dated 28th May, 2004, detailing the number of EMI Group plc Ordinary Shares acquired by way of reinvestment of dividends in respect of Mr Eric Nicoli, a Director of the Company, by the Plan Manager of the EMI Group Personal Equity Plans; and,

(d) an announcement, dated 1st June, 2004, confirming that The Capital Group Companies, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 25th May, 2004, held 31,383,583 shares, being 3.979% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUL 01 2004
THOMSON
FINANCIAL

dlw 7/1

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/32

Company Announcements Office,
London Stock Exchange.

26th May, 2004.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that:

(a) EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 26th May 2004 (received by fax) that it awarded on 26th May 2004 to thirteen employees and one ex-employee, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan ("the SEIP") a total of 488,780 EMI Group plc Ordinary Shares of 14p each. Of this total, 103,803 Ordinary Shares were awarded to Mr Roger Conant Faxon, an Executive Director of the Company, and represented the release to him, following the release of the audited results for the year ended 31st March 2004, of shares from a performance award made in respect of the 2001 plan year. The related 1:3 matching award of 34,601 shares, potentially due on deferment of the vesting of the award for a further three years, has lapsed.

(b) In its letter, the Trustee of the EBT stated that it had withheld a total of 183,671 Ordinary Shares in respect of the tax liabilities arising from the awards. Of this total, 40,950 Ordinary Shares relate to the tax liabilities of Mr Faxon.

(c) As a result of these transactions, the interest of Mr Faxon in up to 138,404 Ordinary Shares arising from the SEIP was replaced by a beneficial interest in 62,853 Ordinary Shares.

(d) Following the release of the Company's audited results for the year ended 31st March 2004, performance awards and the related matching awards made under the SEIP in respect of the 1997 and 2001 plan years have lapsed, due to the non-achievement of the related performance criteria, for the following Executive Directors:

PLAN YEAR	DIRECTOR	AWARDS	NO. OF SHARES
2001	E. L. Nicoli	Performance Award:	155,297
		Matching Award:	51,765
1997	M. N. Bandier	Performance Award:	110,974
		Matching Award:	36,991
1997	R. C. Faxon	Performance Award:	19,518
		Matching Award:	6,506

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 3,779,662, all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/33

Company Announcements Office,
London Stock Exchange.

28th May, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax after the close of business on 27th May 2004, that, as at 25th May 2004, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 48,215,463 shares, being 6.11% of the shares in issue. We were further notified that 26,505,648 shares were held by Goldman, Sachs & Co. and 21,709,815 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 04/34

Company Announcements Office,
London Stock Exchange.

28th May, 2004.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that the Plan Manager of the EMI Group Personal Equity Plans has informed the Company today (28th May 2004) that Mr Eric Luciano Nicoli, a Director of the Company, acquired 16 EMI Group plc Ordinary Shares of 14p each at a price of 219.37p per Ordinary Share on 28th May 2004. The additional Ordinary Shares resulted from the Plan Manager's reinvestment of dividends and, where appropriate, tax credits.

The Ordinary Shares acquired are being held in the name of the Plan Manager's nominee, BT Globenet Nominees Ltd 10 a/c.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 04/35

Company Announcements Office,
London Stock Exchange.

1st June, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that, in respect of EMI Group plc Ordinary Shares of 14p each, the Company has been informed in a letter dated and received by fax on 28th May, 2004 that, as at the close of business on 27th May, 2004, The Capital Group Companies, Inc. had decreased its interest to 31,383,583 shares, being 3.979% of the shares in issue. We were also advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	1,428,000
Capital International Ltd	25,603,928
Capital International S.A.	1,011,508
Capital International, Inc.	3,340,147

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary